EX-99.3
                                 PATENT

United States Patent No. 5,603,288

Dennis A. Ferber, February 18, 1997

Restraint Device.

ABSTRACT

An animal restraint having two similar haves, each half having an arcuate shaped cage portion and a flat elongated base for reversible attachment thereto. Each cage portion includes generally parabolically shaped ribs of differing heights wherein the shortest rib is located at a distal end of the cage and the tallest rib is located medially. Each rib is attached, respectively, at each of its ends, to a base frame. A pair of arcuate strengthening members is attached to the base frame and, in turn to each one of the parabolic ribs. The strengthening members of one half of the cage ends medially in a sleeve for receiving its corresponding strengthening member on the other cage half, thereby reversibly joining the two cage halves. A pair of rectangular plates are reversibly held adjacent one another to form the elongated base which, in turn, is reversibly attached to the joined cage portions.